UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

First Trust/Aberdeen Global Opportunity Income Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

337319107
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 337319107

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,386,613
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 3,386,613
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,386,613
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 337319107

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,910*
	8	SHARED VOTING POWER 17,300*
	9	SOLE DISPOSITIVE POWER 11,910*
	10	SHARED DISPOSITIVE POWER 17,300*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,210*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*See Items 2 and 5.

CUSIP NO. 337319107

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the First Trust/Aberdeen Global Oppunity Income Fund (the "Shares"), a Massachussets business trust (the "Issuer"). The address of the principal executive offices of the Issuer is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

(ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by the George W. Karpus IRA Rollover, the the Karpus Investment Management Profit Sharing Plan Fund B - Conservative Bond Fund, and the Karpus Investment Management Defined Benefit Plan (collectively, the "Karpus Entities").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and adress of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set forth on Schedule A, none of the parties listed on Schedule A beneficially owns any securities of the issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 3,386,613 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents 19.6% of the Issuer's outstanding shares. All Funds that have been utilized in making such purchases are from such Accounts. The aggregate purchase price of the 3,386,613 Shares beneficially owned by Karpus is approximately $35,126,372 , excluding brokerage commissions. The aggregate purchase price of the 29,210 shares held by Mr. Karpus and the Karpus Entities is approximately $300,192, excluding brokerage commissions.

Item 4.	Purpose of Transaction..

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since June 25, 2015.

On November 11, 2016, Karpus sent a letter containing a stockholder proposal to the Issuer requesting that the Board of Trustees (the "Board") consider authorizing a self-tender for all outstanding Shares of the Fund at or close to net asset value. A copy of the letter is attached as Exhibit 99.1.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 17,267,115 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2016 as reported in the Issuer’s Semi-Annual Report to Shareholders, filed with the U.S. Securities and Exchange Commission on September 8, 2016.

A.	Karpus

(a)	As of the close of business on November 11, 2016, Karpus beneficially owned the 3,386,613 Shares held in the Accounts.

Percentage: Approximately 19.6%

(b)	1. Sole power to vote or direct vote: 3,386,613
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,386,613
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus over the last 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Mr. Karpus

(a)	As of the close of business on November 11, 2016, Mr. Karpus, beneficially owned 11,910 Shares. In addition, Mr. Karpus may be deemed to beneficially own the 17,300 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 11,910
2. Shared power to vote or direct vote: 17,300
3. Sole power to dispose or direct the disposition: 11,910
4. Shared power to dispose or direct the disposition: 17,300

(c)	Mr. Karpus nor the Karpus Entities have had any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 11, 2016, Karpus sent a 14a-8 shareholder propsal to the Fund, referenced in Item 4, above, and attached as Exhibit 99.1 hereto.

On November 11, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits..

99.1	14a-8 Shareholder Proposal sent to the Fund on November 11, 2016

99.2	Joint Filing Agreement By and Between Karpus Management, Inc. and George W. Karpus, dated November 11, 2016.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2016

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 337319107

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	50 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 337319107

SCHEDULE B

Transactions in the Shares Since Over the Last 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	12,383	$11.67	9/12/2016
Purchase of Common Stock	33,925	$11.66	9/13/2016
Purchase of Common Stock	6,000	$11.55	9/14/2016
Purchase of Common Stock	900	$11.48	9/15/2016
Purchase of Common Stock	1,146	$11.46	9/16/2016
Purchase of Common Stock	354	$11.49	9/19/2016
Sale of Common Stock	(1,000)	$11.52	9/20/2016
Purchase of Common Stock	7,344	$11.72	9/26/2016
Purchase of Common Stock	14,159	$11.78	9/28/2016
Purchase of Common Stock	2,600	$11.80	9/29/2016
Purchase of Common Stock	1,825	$11.76	9/30/2016
Purchase of Common Stock	11,531	$11.67	10/3/2016
Purchase of Common Stock	15,296	$11.59	10/4/2016
Purchase of Common Stock	900	$11.61	10/5/2016
Purchase of Common Stock	4,005	$11.56	10/6/2016
Purchase of Common Stock	3,000	$11.54	10/7/2016
Purchase of Common Stock	6,000	$11.52	10/10/2016
Purchase of Common Stock	5,264	$11.48	10/11/2016
Purchase of Common Stock	400	$11.50	10/12/2016
Purchase of Common Stock	6,470	$11.43	10/13/2016
Purchase of Common Stock	6,678	$11.41	10/14/2016
Purchase of Common Stock	8,173	$11.22	10/17/2016
Sale of Common Stock	(1,800)	$11.23	10/18/2016
Purchase of Common Stock	494	$11.38	10/19/2016
Purchase of Common Stock	6,400	$11.42	10/20/2016
Purchase of Common Stock	5,121	$11.44	10/21/2016
Purchase of Common Stock	7,480	$11.41	10/24/2016
Purchase of Common Stock	100	$11.38	10/25/2016
Purchase of Common Stock	37	$11.45	10/26/2016
Purchase of Common Stock	25,000	$11.49	10/27/2016
Purchase of Common Stock	500	$11.48	10/28/2016
Purchase of Common Stock	5,442	$11.47	10/31/2016
Purchase of Common Stock	4,071	$11.38	11/1/2016
Purchase of Common Stock	41,277	$11.31	11/2/2016
Purchase of Common Stock	2,897	$11.30	11/3/2016
Purchase of Common Stock	13,374	$11.29	11/4/2016
Purchase of Common Stock	6,498	$11.30	11/7/2016
Purchase of Common Stock	616	$11.30	11/8/2016
Purchase of Common Stock	6,400	$11.28	11/9/2016
Purchase of Common Stock	31,498	$11.10	11/10/2016

EXHIBIT 99.1

14a-8 Shareholder Proposal Sent to the Fund on November 11, 2016

VIA FEDERAL EXPRESS         November 11, 2016

First Trust/Aberdeen Global Opportunity Income Fund
Attn: W. Scott Jardine, Secretary
120 East Liberty Drive, Suite 400
Wheaton, Illinois 60187

Re: 14a-8 Shareholder Proposal for the First Trust/Aberdeen Global Opportunity Income Fund ("FAM" or the "Fund")

Mr. Jardine:
This letter shall serve as notice to the First Trust/Aberdeen Global Opportunity Income Fund ("FAM" or the "Fund"), as to Karpus Management, Inc.'s ("Karpus") timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to FAM shareholders at the Fund's next annual shareholders' meeting anticipated to be held in April 2017, or any postponement or adjournment thereof (the "Meeting").

Karpus' non-binding 14a-8 shareholder proposal (the "Proposal") is as follows:

  BE IT RESOLVED, the shareholders of the First Trust/Aberdeen Global Opportunity Income Fund ("FAM" or the "Fund") request that the Trustees promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund or exchange traded fund.

  Supporting Statement

  In closed-end funds, the Trustees' job is to manage the discount and the manager. The manager's job is to manage the assets of the fund.

  First, with respect to managing FAM's discount, the Trustees have failed. The Fund announced a token repurchase of 5% before last year's prospectus measurement period (September 2015) and only repurchased 0.8% of the Fund's shares at a weighted average discount of over 15%. This year, again just ahead of the Fund's prospectus measurement period, the Fund announced another buyback, again for up to a measly 5%. What better investment could the Fund make than to invest in its own securities and buy them for $0.85 on the dollar in 2015 or now for $0.88-$0.90? Does the Fund not have conviction in its own strategy?

  Next, with respect to the Advisor, First Trust Advisors L.P., the Trustees acknowledged in the Fund's annual statement that based on third party information provided to it by Management Practice, Inc. ("MPI"), FAM's net asset value performance has lagged its MPI peer group for multiple periods ended 12/31/2015. The Trustees also acknowledged that the Fund underperformed its blended benchmark for multiple periods ended 12/31/2015.

  Adding fuel to the fire, MPI's data indicated above median advisory fee rates. The Advisor also indicated it didn't anticipate further benefits to the Fund from economies of scale "over the next twelve months as the Advisor continues to make investments in personnel and infrastructure."

  As an investor, we cannot understand why the Trustees would not take more aggressive or committed measures to address the Fund's persistent discount. The Fund's own prospectus anticipates that it may need to take action from time to time to reduce a persistent discount. Now is clearly that time. Our proposal, if approved and implemented, would take steps toward the type of action that it doesn't appear the Trustees are willing to consider on behalf of shareholders.

  It is no wonder that a Fund that has underperformed its peer group and expects to keep paying higher than median advisory fee rates would trade at a persistent discount.

  Simply put, the Fund's excessive discount level indicates that the market has lost faith in the Adviser's and Board's ability to significantly add to shareholder value. Now is the time for more effective action.

  Please vote FOR Karpus' Proposal and tell our Fund's Trustees that you want them to take more effective action to narrow FAM's discount.

  END OF PROPOSAL

As is required by Rule 14a-8, attached as Exhibits 1 and 2 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above Proposal. Karpus intends to hold the shares referenced through the date of the Meeting.

In reviewing the Fund's filings, we also came across one additional item which requires clarification. With respect to the Exhibit to the Fund's Semi-Annual Statement, Form NSAR-A, filed with the U.S. Securities and Exchange Commission on August 26, 2016, we noticed that 100% of FAM's outstanding securities were indicated to be cast in the election of Messrs. Bowen and Nielson.

As the Fund's Advisor, legal counsel, and proxy solicitor know well, voter turnout for closed-end fund meetings is typically quite low. Here, the Fund is saying that not one shareholder forgot to cast their vote at FAM's 2016 shareholder meeting. This simply doesn't make sense.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency. Also, thank you in advance for your prompt attention to our question with respect to 2016's Annual Meeting voter turnout.

Sincerely,

/s/

Brett D. Gardner
Senior Corporate Governance Analyst

Exhibit 1
U.S. Bank N.A. Letter

Exhibit 2
Cede & Co. Letter

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the First Trust/Aberdeen Global Opportunity Income Fund. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

November 14, 2016

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS